Exhibit 99.2

SAI.TECH GLOBAL CORPORATION

(Incorporated in the Cayman Islands with Limited Liability)

#01-05 Pearl’s Hill Terrace

Singapore, 168976

(Address of principal executive offices)

NOTICE OF THE 2023

ANNUAL GENERAL MEETING OF SHAREHOLDERS

August 3, 2023

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of the shareholders of SAI.TECH Global Corporation (the “Company”) will be held on Wednesday, September 6, 2023, at 9:00 a.m. Eastern Standard Time. We are pleased to announce that this year’s Annual Meeting will be a virtual meeting via live webcast on the Internet. You will be able to attend the Annual Meeting, vote and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/SAI2023. We hope you will be able to attend the Meeting.

AGENDA

At our Meeting, our shareholders will be asked:

Proposal 1: to elect the following nominee to the Company’s Board of Directors as Class I director to hold office until the 2026 annual general meeting of shareholders, or until their earlier death, resignation, or removal:

1.	Li Risheng

Proposal 2: to ratify the election of following two nominees to the Company’s Board of Directors as Class II directors, each to hold office until the 2024 annual general meeting or until their earlier death, resignation, or removal:

1.	Chen Yusen
2.	Shi Yao

Proposal 3: to ratify the election of following two nominees to the Company’s Board of Directors as Class III directors, each to hold office until the 2025 annual general meeting or until their earlier death, resignation, or removal:

1.	Ge Hao
2.	Zhu Jinlong

Proposal 4: to ratify the appointment of Audit Alliance LLP as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2022, and for the fiscal year ended December 31, 2023.

Proposal 5: to approve the Company’s 2023 Equity Incentive Plan.

The Company’s management knows of no business that will be presented for consideration at the Meeting other than that stated in this Notice of Annual General Meeting.

Only shareholders of record in the books of the Company at the close of business on July 27, 2023 will be entitled to attend and vote at the Meeting, or any adjournment that may take place.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his/her/its place. A proxy need not be a shareholder of the Company. A form of proxy is enclosed.

Shareholders are requested to (i) complete, sign and return the proxy card in the postage-paid envelope we have provided or to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 as soon as possible so that the proxy card is received before 11:59 p.m. Eastern Time on September 5, 2023 (the “Cut-off”), or (ii) vote via internet before or during the meeting using the control number and instructions provided on the proxy card before the Cut-off, or (iii) vote via phone before the Cut-off following instructions provided on the proxy card.

The giving of such proxy will not affect your right to vote in person should you decide to attend the Meeting or adjourned meeting.

Shareholders or their proxies are responsible for their own expenses for attending the Meeting.

By:	/s/ Risheng Li
Name:	Risheng Li
Title:	Chief Executive Officer